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Contact: Peter Kojalo
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Leading Fund Manager Renews Challenge to Charities to Try Innovative Funding Approach – The Davlin Philanthropic Fund

Chuck Royce offers $5,000 challenge grant to each of the first 20 non-profits that meet the Challenge.

WAYLAND, MA (July 28, 2014) -- Charles M. Royce is expanding his Davlin Fund challenge. He will donate $5,000 to the first 20 charities that meet the terms of the challenge by having three of their executives and/or board members invest in The Davlin Philanthropic Fund and by arranging a presentation of the Fund to its retirement plan directors. This is the second challenge Mr. Royce has made in the last year. In the earlier challenge, only a handful of chosen charities could participate. "The purpose of the first challenge was to test the effectiveness of the offer", said Bill Davlin, Founder of the Davlin Philanthropic Fund, "and we were very pleased with its success. We had some great charities like Boston Harbor Island Alliance, Earthwatch, National Marine Life Center and Parmenter Community Health use the Fund to raise money and also to receive the $5,000.00 grant. With this second challenge, we want to expand our audience and invite the rest of the non-profit community to participate on a first-come, first-served basis". The Davlin Philanthropic Fund, a first of its kind in the mutual fund industry, celebrates its sixth anniversary this year. The Fund is the first SEC-registered, open-end, no- load mutual fund that designates a significant portion of its advisory fees as donations to its investors' favorite charities.

"The Davlin Fund is paving the way for a new approach to charitable giving by offering investors a way to get returns and give back at the same time. It's a win-win approach", said Chuck Royce, who was an early investor in the Fund. "The Davlin Philanthropic Fund is effective because people don't have to make a choice between saving for retirement and giving to charity. With the Davlin Philanthropic Fund, the more you invest for your future, the more you donate." Mr. Royce is President of both the Royce Funds and the Royce Family Fund.

For participating non-profit organizations, the Fund offers a new revenue channel. According to Larry Mason, CEO of Earthwatch International, "By investing in the Davlin Philanthropic Fund, our donors can take the fees they would be paying to a fund manager for IRAs or other mutual fund accounts and redirect them to support our work researching the environment. Since all gifts receive matching funds, even small investors can generate meaningful donations. We are also considering the fund for our retirement plan. It's an innovative and effective approach to sustainable giving, and we were delighted to be part of the earlier challenge – I should also mention that we loved the $5,000.00 grant."

More information about the Davlin Philanthropic Fund and the Royce Challenge can be found at www.DavlinFunds.org or by contacting us at RoyceChallenge@DavlinFunds.org or calling (434) 406-0656.

Creating a World of Philanthropists

The Davlin Philanthropic Fund is the first no-load mutual fund that allows investors to make charitable contributions from their advisory fees while maintaining control and ownership of their investment. The Davlin Fund charges 1.50% in fees, and donates one-third (or 0.50%) of the fee and 100% of the Fund manager's profits to charities with guidance from Fund investors. In addition, all giving benefits from a donation matching program. The Fund is a diversified, open-end mutual fund investing primarily in US-based companies. The Fund seeks long-term capital appreciation and emphasizes a value style of investing without regard to company size. For more information, please go to www.DavlinFunds.org or phone 1-877-Davlin-8.

Performance data represents past performance, which is not indicative of future performance. Investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost; and that current performance may be lower or higher than the performance data quoted. As always, investors should consider the investment objectives, risks, and charges and expenses of the Fund carefully before investing. The prospectus contains these as well as other information about the Fund. A prospectus and current performance data may be obtained from www.DavlinFunds.org or by calling 1-877-Davlin-8. Read the prospectus carefully before investing. The Fund's total expense ratio, as provided in the Fund prospectus dated June 24, 2014, was 1.55%.

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